                                                                   Exhibit 12(b)

                               OLIN CORPORATION
          Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                                  (Unaudited)




    (In millions)                                              Years Ended December 31,
                                                   -------------------------------------------------
                                                    1994       1993       1992      1991      1990
                                                   -------   --------    ------    ------   --------
 Earnings:
 Income (loss) before taxes                         $141       $(150)      $88      $(25)     $116
 Add (deduct):
    Income taxes of 50% owned affiliates               4           3         1         3        (4)

    Equity in (earnings) loss of less than
           50% owned affiliates                        2           4         5         -        (5)

    Dividends received from less than
           50% owned affiliates                        -           -         -         -         1

    Interest capitalized, net of amortization          1          (1)       (4)       (1)       (2)

    Fixed charges as described below                  56          56        58        63        72

                                                  --------    --------  --------  -------  --------
          Total                                     $204        $(88)     $148       $40      $178
                                                  ========    ========  ========  =======  ========

 Fixed charges and preferred stock dividends:
    Interest expense                                  38          41        45        50        57

    Estimated interest factor in rent expense         18          15        13        13        15

    Preferred stock dividend requirement              28          28        26        13        13

                                                   -------     -------   -------   -------   -------
          Total                                      $84         $84       $84       $76       $85
                                                   =======     =======   =======   =======   =======

 Ratio of earnings to combined fixed charges
    and preferred stock dividends (a)(b)             2.4         -         1.8       0.5       2.1
                                                   =======     =======   =======   =======  ========

________________________________________________________________________________
 (a) In the twelve months ended December 31, 1993 and December 31, 1991, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $172 million and $36 million, respectively. In 1993, the Company recorded an after-tax charge of $132 million for personnel reductions, business restructurings involving consolidations and re-alignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges. In 1991, the Company recorded an after-tax charge of $80 million to cover losses on the disposition and write-down of certain businesses and costs of personnel reductions.

 (b) The ratio of earnings to combined fixed charges and preferred stock dividends has been computed based upon income before taxes and fixed charges included in income (loss) after eliminating the amortization of capitalized interest and the undistributed (earnings) losses of less than 50%-owned affiliates. Fixed charges include interest and that portion of rental expense deemed to represent interest.